Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Income before income tax expense	$341,869	$416,527	$333,752	$439,064	$414,436	$196,550	$261,284
Add: Fixed charges	84,709	91,182	98,404	132,048	189,717	83,864	135,737

Total earnings	$426,578	$507,709	$432,156	$571,112	$604,153	$280,414	$397,021

Interest expense	$82,912	$89,085	$95,815	$128,619	$185,908	$82,067	$133,614
Rental expense, net of income	1,797	2,097	2,589	3,429	3,809	1,797	2,123

Total fixed charges	84,709	$91,182	98,404	132,048	189,717	83,864	135,737

Preferred stock dividends	—	—	12,933	19,595	21,204	10,382	9,549
Total fixed charges and preferred stock dividends	$84,709	$91,182	$111,337	$151,643	$210,921	$94,246	$145,286
Ratio of earnings to fixed charges(1)	5.04	5.57	4.39	4.33	3.18	3.34	2.92

Ratio of earnings to fixed charges and preferred stock dividends(1)	5.04	5.57	3.88	3.77	2.86	2.98	2.73

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.